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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                 FORM 12b-25                --------------------
                                                            |  SEC FILE NUMBER |
                      NOTIFICATION OF LATE FILING           |     1-13778      |
                                                            --------------------
                                 (Check One):
              [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   --------------------
                     [X] Form 10-Q  [_] Form N-SAR          |  CUSIP NUMBER    |
                                                            |   71941S-10-1    |
                                                            --------------------
     For Pebriod Ended:       June 30, 1998
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION



Physicians Resource Group, Inc.
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FULL NAME OF REGISTRANT


Three Lincoln Centre, Suite 1540, 5430 LBJ Freeway
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Dallas, Texas 75240
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CITY, STATE AND ZIP CODE

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Mark box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]    (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

        Physicians Resource Group, Inc. (the "Company") is in the process of recording reserves for the quarter ended June 30, 1998 in connection with the valuation of the intangible assets of and affiliate receivables from certain practices that have initiated legal proceedings against the Company as well as receivable balances from other affiliates. Disputes with several of these practices have arisen recently. The Company has not yet completed the process of determining the appropriate levels of reserves to be taken, but expects to have completed the process by August 19, 1998. Although the Company is vigorously defending these actions, the ultimate outcome of these proceedings is not certain. It is expected that the Company will file its Form 10Q for the quarter ended June 30, 1998 on or before August 19, 1998. The reasonss causing the inability to file timely could not be eliminated by Physicians Resource Group, Inc. without unreasonable effort or expense.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Pamela B. Westbrook             (972)             982-8200
     ------------------------------------  ----------- -------------------------
                  (NAME)                   (AREA CODE)     (TELEPHONE NUMBER)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or
     section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify reports).                    [X] Yes  [_] No


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Physicians Resource Group, Inc.
          ----------------------------------------------------------
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 1998                   By:
      --------------------------------     -------------------------------------
                                            Pamela B. Westbrook,
                                            Chief Financial Officer



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PART IV--ATTACHMENT

        Physicians Resource Group, Inc. anticipates recording pre-tax charges for the quarter ended June 30, 1998 in the range of $50.0 to $55.0 million for the impairment of certain assets associated with practices that have initiated legal proceedings against the Company and receivable balances from other affiliates.